UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 7)*

Golden Ocean Group Limited
(Name of Issuer)

Common Shares, par value $0.05 per share
(Title of Class of Securities)

G39637205
(CUSIP Number)

Frontline Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road,
Hamilton HM 08
Bermuda
Attn: Georgina E. Sousa
+1 (441) 295 6935

with a copy to:
Gary J. Wolfe, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*1,270,657

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*1,270,657

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*1,270,657

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%

14.	TYPE OF REPORTING PERSON

CO

* Frontline Ltd. beneficially owns 837,533 Common Shares (defined in Item 1 below) and its wholly-owned subsidiaries, Frontline 2012 Ltd. and ICB Shipping (Bermuda) Limited, beneficially own 422,825 Common Shares and 10,299 Common Shares, respectively.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*48,008,241

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*48,008,241

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*48,008,241

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.9%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited beneficially owns approximately 48.4% of the issued and outstanding shares of Frontline Ltd. and may be deemed to beneficially own the Common Shares that Frontline Ltd. beneficially owns. Hemen Holding Limited may also be deemed to beneficially own the Common Shares it has lent to Farahead Investments Inc. and the Common Shares that are issuable upon conversion of certain notes under the Bond Agreement (defined below). See Item 6 below.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*48,008,241

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*48,008,241

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*48,008,241

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.9%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Common Shares beneficially owned by Hemen Holding Limited.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*48,008,241

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*48,008,241

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*48,008,241

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.9%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "C.K. Limited Trusts"). The C.K. Limited Trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Hemen Holding Limited. As such, C.K. Limited may be deemed to beneficially own the Common Shares that are beneficially owned by Greenwich Holdings Limited and Hemen Holding Limited.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Farahead Investments Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*3,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*3,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*3,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14.	TYPE OF REPORTING PERSON

CO

* Farahead Investments Inc. has borrowed its Common Shares from Hemen Holding Limited. See Item 6 below.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenfields Holding Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*3,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*3,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*3,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14.	TYPE OF REPORTING PERSON

CO

* Greenfields Holding Inc. is the sole shareholder of Farahead Investments Inc. As such, it may be deemed to beneficially own the Common Shares that Farahead Investments Inc. beneficially owns.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GSA Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*3,500,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*3,500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*3,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14.	TYPE OF REPORTING PERSON

CO

* GSA Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family members (the "GSA Limited Trusts," and together with the C.K. Limited Trusts, the "Trusts"). The GSA Limited Trusts are the direct owners of Greenfields Holding Inc. and the indirect owners of Farahead Investments Inc. As such, GSA Limited may be deemed to beneficially own the Common Shares that Greenfields Holding Inc. and Farahead Investments Inc. beneficially own.

CUSIP No.	G39637205

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Fredriksen*

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*48,035,739

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*48,035,739

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*48,035,739

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.9%

14.	TYPE OF REPORTING PERSON

IN

* Mr. Fredriksen may be deemed to beneficially own 48,035,739 Common Shares through his indirect influence over Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc., and Greenfields Holding Inc., the shares of which are held in the Trusts, and his ownership of vested options to purchase Common Shares. The Trusts are the sole shareholders of Greenwich Holdings Limited and Greenfields Holding Inc. and the indirect owners of Hemen Holding Limited and Farahead Investments Inc. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of any Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc. and Greenfields Holding Inc. except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the Common Shares beneficially owned by Hemen Holding Limited, Greenwich Holdings Limited, Farahead Investments Inc. and Greenfields Holding Inc.

CUSIP No.	G39637205

This Amendment No. 7 ("Amendment No. 7") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons (defined below) on May 5, 2014, as amended by that certain Amendment No. 1 on Schedule 13D/A filed with the Commission on October 9, 2014, Amendment No. 2 on Schedule 13D/A filed with the Commission on March 25, 2015, Amendment No. 3 on Schedule 13D/A filed with the SEC on April 28, 2015, Amendment No. 4 on Schedule 13D/A filed with the SEC on July 6, 2015, Amendment No. 5 on Schedule 13D/A filed with the SEC on March 3, 2016 and Amendment No. 6 on Schedule 13D/A filed with the SEC on March 29, 2016.

Item 1. Security and Issuer

This Amendment No. 7 relates to the common shares, par value $0.05 per share (the "Common Shares") of Golden Ocean Group Limited, a Bermuda company (the "Issuer"). The address of the principal executive office of the Issuer is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Item 2. Identity and Background

(a),(f)
The persons filing this statement are Frontline Ltd., a company incorporated in Bermuda ("Frontline"), Hemen Holding Limited, a company incorporated in Cyprus ("Hemen"), Greenwich Holdings Limited, a company incorporated in Cyprus ("Greenwich"), C.K. Limited, a company incorporated in Jersey ("C.K. Limited"), Farahead Investments Inc., a company incorporated in Liberia ("Farahead"), Greenfields Holding Inc., a company incorporated in Liberia ("Greenfields"), GSA Limited, a company incorporated in Jersey ("GSA Limited"), and John Fredriksen, a citizen of Cyprus ("Fredriksen," and, together with Frontline, Hemen, Greenwich, C.K. Limited, Farahead, Greenfields, and GSA Limited, the "Reporting Persons").

(b)	The address of the principal place of business of Frontline is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

The address of the principal place of business of Hemen, Greenwich, Farahead and Greenfields is P.O. Box 53562, CY3399, Limassol, Cyprus.

The address of the principal place of business of C.K. Limited is 13 Castle Street, St. Helier, Jersey JE4 5UT.

The address of the principal place of business of GSA Limited is 3rd Floor, Standard Bank House, 47-49 La Motte Street, St. Helier, Jersey JE2 4SZ.

The address of Mr. Fredriksen is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, United Kingdom.

(c)
The principal business of Frontline is acting as an international shipping company. The principal business of Hemen, Greenwich, Farahead and Greenfields is acting as investment holding companies. Hemen is the largest shareholder in Frontline, beneficially owning approximately 48.4% of Frontline's issued and outstanding shares. Greenwich is the sole shareholder of Hemen and Greenfields is the sole shareholder of Farahead. The principal business of C.K. Limited and GSA Limited is acting as trustees of various trusts established by John Fredriksen for the benefit of his immediate family members. C.K. Limited is the sole shareholder of Greenwich and indirect owner of Hemen. GSA Limited is the sole shareholder of Greenfields and indirect owner of Farahead. As a result of the foregoing, the total Common Shares reported as beneficially owned by each of Frontline, Hemen, Greenwich, C.K. Limited, Farahead, Greenfields and GSA Limited is reported as beneficially owned by Mr. Fredriksen.

The name, citizenship, present principal occupation or employment and business address of each executive officer and director of Frontline is set forth below. If no business address is given, the director's or executive officer's address is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

John Fredriksen	Chairman, President & Director
Mr. Fredriksen is a citizen of Cyprus and his principal business address is c/o Seatankers Consultancy Services (UK) Limited, 15 Sloane Square, London SW1W 8ER, UK. Mr. Fredriksen is also the president, director and chairman of the board of directors of Seadrill Limited and is a member of the board of directors of the Issuer.

Kate Blankenship	Director
Ms. Blankenship is a citizen of the United Kingdom. Ms. Blankenship also serves as a director of Seadrill Limited, Seadrill Partners LLC, the Issuer, Archer Limited, Ship Finance International Limited, Independent Tankers Corporation Limited and North Atlantic Drilling Ltd.

Georgina E. Sousa	Director & Secretary
Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also a director and secretary of Seadrill Limited and Independent Tankers Corporation Limited, and is the secretary of the Issuer, Seadrill Partners LLC, North Atlantic Drilling Ltd. and Archer Limited.

Ola Lorentzon	Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of the Issuer.

Robert Hvide Macleod	Director and Principal Executive Officer	Mr. Macleod is a citizen of Norway. Mr. Macleod is also the chief executive officer of Frontline Management AS.

Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

Claire M.E. Burnard	Assistant Secretary	Ms. Burnard is a citizen of the British Overseas Territories. Ms. Burnard's principal occupation is serving as Assistant Secretary of Frontline.

Colleen E. Simmons	Assistant Secretary	Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and the business address of Hemen's directors is set forth below. Hemen does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias' principal business address is Georgiou Drosini 6, Potamos Germasogeias, CY4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and the business address of Greenwich's directors is set forth below. Greenwich does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Christophis Koufaris	Director	Mr. Koufaris' principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Eirini Santhi Theocharous	Director
Mrs. Theocharous' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mrs. Theocharous is a citizen of Cyprus.

The name, citizenship, present principal occupation or employment and principal business address of C.K. Limited's directors is set forth below. C.K. Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY–4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Philip James Jackman Le Vesconte	Director	Mr. Le Vesconte's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Le Vesconte is a citizen of Jersey.

Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.

Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St. Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

The name, citizenship, present principal occupation or employment and principal business address of Farahead's directors is set forth below. Farahead does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Georgina Sousa	Director
Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also a director and secretary of Seadrill Limited and Independent Tankers Corporation Limited, and is the secretary of the Issuer, Seadrill Partners LLC, North Atlantic Drilling Ltd. and Archer Limited.

Colleen E. Simmons	Director
Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and principal business address of Greenfields' directors is set forth below. Greenfields does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

Georgina Sousa	Director
Ms. Sousa is a citizen of the United Kingdom. Ms. Sousa is also a director and secretary of Seadrill Limited and Independent Tankers Corporation Limited, and is the secretary of the Issuer, Seadrill Partners LLC, North Atlantic Drilling Ltd. and Archer Limited.

Colleen E. Simmons	Director
Ms. Simmons' principal business address is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. Ms. Simmons is a citizen of the British Overseas Territories. Ms. Simmons' principal occupation is serving as Assistant Secretary of Frontline.

The name, citizenship, present principal occupation or employment and principal business address of GSA Limited's directors is set forth below. GSA Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Consortia Directors Ltd	Directors	Consortia's business address is at 3rd Floor, Standard Bank House, 47-49 La Motte Street, St Helier, Jersey JE2 4SZ, Channel Islands. Consortia Directors Ltd. is incorporated in Jersey.

Spyros Episkopou	Director
Mr. Episkopou's principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY – 4103 Limassol, Cyprus. Mr. Episkopou is a citizen of Cyprus.

(d), (e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 14, 2017, the Issuer agreed, subject to definitive documentation, to acquire two 2017 ice class Panamax vessels from subsidiaries of Seatankers Management Co., Ltd, which are affiliated with Hemen. As partial payment of the purchase price of the vessels, the Issuer issued 1,650,000 Common Shares to Hemen on each of June 20, 2017 and June 21, 2017.  See Exhibit F hereto.

On June 28, 2017, Hemen lent 900,000 Common Shares to Farahead pursuant to the Farahead Share Lending Arrangement. See Item 6 herein.

On August 29, 2017 and September 1, 2017, Hemen purchased 20,000,000 additional notes (convertible into approximately 226,886 Common Shares) and 10,800,000 additional notes (convertible into approximately 122,519 Common Shares) in private transactions in connection with the Bond Agreement for aggregate consideration of approximately $19.1 million and $10.3 million, respectively. See Item 6. Funds used to acquire such notes have come from the general working capital of Hemen.

On September 6, 2017, Hemen sold 4,460,871 Common Shares on the Oslo Stock Exchange at NOK 73.50 per share (approximately $9.48 per share).

Item 4. Purpose of Transaction

The information contained in Item 3 is incorporated by reference.

The Reporting Persons may at any time and from time to time acquire additional Common Shares or dispose of any or all of Common Shares they own depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(d)
As of the date hereof, Frontline may be deemed to be the beneficial owner of 1,270,657 Common Shares, constituting 1.0% of the outstanding Common Shares based upon 132,372,992 Common Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 1,270,657 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 1,270,657 Common Shares.

As of the date hereof, Hemen may be deemed to be the beneficial owner of 48,008,241 Common Shares, constituting 35.9% of the outstanding Common Shares. This percentage ownership is based on 133,784,223 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 132,372,992 Common Shares outstanding and (ii) 1,411,231 Common Shares that are issuable to Hemen upon conversion of certain notes at an exercise price of $88.15 per Common Share in connection with the Bond Agreement. The 48,008,241 Common Shares includes Frontline's 1,270,657 Common Shares, Farahead's 3,500,000 Common Shares and 1,411,231 Common Shares that are issuable to Hemen upon conversion of certain notes at an exercise price of $88.15 per Common Share in connection with the Bond Agreement (as described in Items 2(c) and 6 herein). Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 48,008,241 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 48,008,241 Common Shares.

As of the date hereof, Greenwich, through Hemen, may be deemed to be the beneficial owner of 48,008,241 Common Shares, constituting 35.9% of the outstanding Common Shares. This percentage ownership is based on 133,784,223 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 132,372,992 Common Shares outstanding and (ii) 1,411,231 Common Shares that are issuable to Hemen upon conversion of certain notes at an exercise price of $88.15 per Common Share in connection with the Bond Agreement. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 48,008,241 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 48,008,241 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich, may be deemed to be the beneficial owner of 48,008,241 Common Shares, constituting 35.9% of the outstanding Common Shares. This percentage ownership is based on 133,784,223 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 132,372,992 Common Shares outstanding and (ii) 1,411,231 Common Shares that are issuable to Hemen upon conversion of certain notes at an exercise price of $88.15 per Common Share in connection with the Bond Agreement. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 48,008,241 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 48,008,241 Common Shares.

As of the date hereof, Farahead may be deemed to be the beneficial owner of 3,500,000 Common Shares, constituting 2.6% of the Common Shares based upon 132,372,992 Common Shares outstanding. Farahead has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 3,500,000 Common Shares. Farahead has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 3,500,000 Common Shares.

As of the date hereof, Greenfields, through Farahead, may be deemed to be the beneficial owner of 3,500,000 Common Shares, constituting 2.6% of the Common Shares based upon 132,372,992 Common Shares outstanding. Greenfields has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 3,500,000 Common Shares. Greenfields has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 3,500,000 Common Shares.

As of the date hereof, GSA Limited, through Greenfields, may be deemed to be the beneficial owner of 3,500,000 Common Shares, constituting 2.6% of the Common Shares based upon 132,372,992 Common Shares outstanding. GSA Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 3,500,000 Common Shares. GSA Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 3,500,000 Common Shares.

As of the date hereof, Mr. Fredriksen may be deemed to beneficially own 48,035,739 Common Shares through his indirect influence over Hemen, Greenwich, Farahead and Greenfields, the shares of which are held in the Trusts, and his ownership of 27,498 vested options each representing one Common Share, constituting in the aggregate 35.9% of the outstanding Common Shares. This percentage ownership is based on 133,811,721 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 132,372,992 Common Shares outstanding, (ii) 1,411,231 Common Shares that are issuable to Hemen upon conversion of certain notes at an exercise price of $88.15 per Common Share in connection with the Bond Agreement; and (iii) 27,498 Common Shares issuable upon the exercise of 27,498 vested options by Mr. Fredriksen. The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 48,008,241 Common Shares beneficially owned by Hemen, Greenwich, Farahead and Greenfields except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 48,008,241 Common Shares beneficially owned by Hemen, Greenwich, Farahead and Greenfields.

Certain other directors of Frontline beneficially own an aggregate 20,441 Common Shares, which is less than 0.1% of the outstanding Common Shares. Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D/A and this Amendment No. 7.

Other than the transactions described in Item 3 and Item 6 herein, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 is incorporated by reference.

In 2010, Hemen and Farahead entered into a share lending arrangement (the "Farahead Share Lending Arrangement") pursuant to which Hemen, from time to time, may loan Common Shares to Farahead (the "Farahead Loan Shares") for no consideration. Under the Farahead Share Lending Arrangement, Farahead is entitled to vote the Farahead Loan Shares and receive any dividends therefrom provided however that Hemen may request, and Farahead must return, the Farahead Loan Shares to Hemen within five days of such request.

Under the terms of a bond agreement by and between the Issuer and Norsk Tillitsman ASA, as bond trustee, dated January 27, 2014, as amended (the "Bond Agreement"), Hemen can be deemed to own 1,411,231 Common Shares that are issuable upon conversion of certain notes at an exercise price of $88.15 per Common Share.

Hemen previously entered into a total return swap agreement with DNB Markets as the counterparty (the "Old Total Return Swap"). Hemen had economic exposure to an aggregate of 39,129 notional Common Shares pursuant to the Old Total Return Swap. On September 6, 2017, Hemen settled the Old Total Return Swap in cash and entered into a new total return swap agreement with DNB Markets (the "New Total Return Swap") for aggregate consideration of NOK 332,154,585. The New Total Return Swap provides Hemen with economic results that are comparable to ownership but does not provide it with the power to vote or direct the voting or dispose of or direct the disposition of the Common Shares that are the subject of the New Total Return Swap. Hemem has economic exposure to an aggregate 4,500,000 notional Common Shares pusuant to the New Total Return Swap.

Except as described herein, pursuant to the Registration Rights Agreement (as described in the Schedule 13D/A filed on May 5, 2014) and pursuant to the Second Registration Rights Agreement (as described in the Schedule 13D/A filed on March 25, 2015), the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit A: Joint Filing Agreement.

Exhibit B: Registration Rights Agreement (incorporated by reference to the Reporting Persons' Schedule 13D/A filed with the Commission on May 5, 2014).

Exhibit C: Second Registration Rights Agreement (incorporated by reference to the Reporting Persons' Schedule 13D/A filed with the Commission on March 25, 2015).

Exhibit D: The Bond Agreement (incorporated by reference to the Reporting Persons' Schedule 13D/A filed with the Commission on April 28, 2015).

Exhibit E: First Amendment to the Bond Agreement (incorporated by reference to the Reporting Persons' Schedule 13D/A filed with the Commission on April 28, 2015).

Exhibit F: Transaction Agreement among Amber Shipowning Ltd., Opal Shipowning Ltd., Hemen Holding Limited and Sterna Finance Limited, dated June 9, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2017
(Date)

Frontline Ltd.

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Hemen Holding Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenwich Holdings Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
C.K. Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Farahead Investments Inc.

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
Greenfields Holding Inc.

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director

GSA Limited

By: /s/ Spyros Episkopou
Name: Spyros Episkopou Title: Director
/s/ John Fredriksen*
(Signature)

John Fredriksen* (Name)
* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).